UNITED STATES
SEC FILE NUMBER
001-34592
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
001-34592

CUSIP NUMBER
29362Y106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
☐ For Period Ended: December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I --  REGISTRANT INFORMATION

Entech Solar, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

13301 Park Vista Blvd., Suite 100
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76177
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 27, 2012, Entech Solar, Inc. (the “Company”) filed a Current Report on Form 8-K indicating that The Quercus Trust has notified the Company that it currently does not intend to invest further capital in the Company. The Quercus Trust is a family trust of which David Gelbaum is trustee, Mr. Gelbaum is the Chief Executive Officer of the Company and Chairman of its Board of Directors.  The Company has been dependent on The Quercus Trust to finance its continued operations since 2008.  We currently have approximately $500,000 cash on hand, and expect to run out of cash during the second quarter of 2012.  We require additional capital in order to continue our operations and currently have no other sources of capital.   The Company also disclosed in the Form 8-K that, in light of the Company’s significant cash constraints, the Company has determined that it does not have sufficient capital to continue making periodic reports with the Securities and Exchange Commission.  Accordingly, the Company intends to cease such reporting. The Company will endeavor to make financial information available periodically to its stockholders on its website at www.entechsolar.com.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Shelley Hollingsworth, (817) 224-3600

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒  No □

(3)
Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes □  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Entech Solar, Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:            March 28, 2012                                                      By:/s/ Shelley Hollingsworth
    Shelley Hollingsworth
    Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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